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                                                                    Exhibit 7.21

                               ESTOPPEL AGREEMENT

     THIS AGREEMENT, made this 20th day of Feb., 2001, by and between RIVERSIDE GROUP, INC. ("Borrower") and Imagine Investments, Inc. ("Purchaser").

                                    RECITALS:

     A. As of April 1, 1999, pursuant to that certain Credit Agreement dated as of April 1, 1999 by and among Borrower, the parties executing the agreement as Holders, and Mitchell W. Legler as agent for the Holders, as amended (the "Credit Agreement"), the Holders made a loan to Borrower in the original principal amount of $10,000,000.00 (the "Loan") evidenced by certain promissory notes dated April 1, 1999 (the "Notes").

     B. The Purchaser now desires to acquire certain of the Notes from the Holders.

     NOW THEREFORE, to induce Purchaser to acquire certain of the Notes, and intending to be legally bound, the Borrower represents, warrants, covenants and agrees as follows:

     1. Terms. As used herein, terms shall have the meanings set forth in the Credit Agreement.

     2. Representations and Warranties. Borrower ratifies and confirms the existence, validity and enforceability of the Notes and all instruments securing the Notes, and represents and warrants that upon the date of the execution of this Agreement:

        (a) The only principal payment on the Loan was in the amount of $500,000.00 paid to the Agent in five separate payments from June 15, 2000 to August 14, 2000, and interest payments totaling $849,506.86 were paid to Holders during the year 2000.

        (b) $9,500,000.00 in principal amount plus $1,083,909.08 in interest calculated to February 15, 2001 is owed on the Notes.

        (c) there are no claims, counterclaims, defenses, setoffs, or deductions which Borrower now has with respect to the indebtedness represented by the aforesaid Notes, or against the Holders arising out of any of the Notes or any instrument securing any of the Notes or any other activities, communications or relationships existing between any of the Borrower and any of the Holders, the Agent or their representatives.

     3. Waiver. To the extent that there are any claims, counterclaims, defenses, setoffs, or deductions which Borrower now has or may have with respect to the indebtedness represented by the aforesaid Notes, or against the Holders or Agent or their representatives arising out of any of the Notes or any instrument securing any of the Notes or any other actions, activities, communications, courses of conduct or relationships existing between any of the Borrower and any of the Holders or Agent, the Borrower hereby irrevocably and unconditionally waives and releases the same. Furthermore, in connection with the Purchaser's acquisition of the Notes, Borrower hereby waives the requirement of delivery of a written opinion of counsel pursuant to Section 12.1 of the Credit Agreement.

     4. Miscellaneous. Borrower acknowledges and consents to the fact that Purchaser will rely on the foregoing representations, warranties and waivers in connection with Purchasers

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acquisition of the Notes. This instrument shall inure to the benefit of and be binding upon the heirs, personal representatives, successors and assigns of the parties.

       IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

RIVERSIDE GROUP, INC.

    /s/ J. Steven Wilson
By:_______________________________
Name:  J. Steven Wilson
Title: President and CEO

Accepted and Approved:

IMAGINE INVESTMENTS, INC.

    /s/ Gary M. Goltz
By:_______________________________
Name:  Gary M. Goltz
Title: V.P.